Exhibit 99.2

Condensed Interim Consolidated Financial Statements of

Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2023

(Expressed in $US thousands)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at September 30, 2023	As at December 31, 2022

ASSETS
Cash and cash equivalents	$14,343	$71,098
Amounts receivable and prepaid expenses (Note 5)	16,135	9,603
Loans receivable (Note 6)	2,250	—
Financial assets (Note 7)	13,883	9,906
Income tax receivable	1,558	—
Current assets	48,169	90,607

Mineral interests (Note 8)	1,782,911	1,228,171
Loans receivable (Note 6)	28,238	11,096
Other assets (Note 9)	3,759	4,547
Deferred income tax	9,601	2,610
Financial assets (Note 7)	33,100	—
Non-current assets	1,857,609	1,246,424

TOTAL ASSETS	$1,905,778	$1,337,031

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$8,386	$11,320
Lease obligation	374	277
Income tax payable	3,774	989
Current liabilities	12,534	12,586

Long-term debt (Note 10)	65,000	—
Lease obligation	1,789	1,640
Deferred income tax	1,104	1,485
Other non-current liabilities	3,651	2,841
Non-current liabilities	71,544	5,966

Shareholders' equity
Share capital (Note 14)	1,756,930	1,250,194
Retained earnings	52,357	63,670
Other	12,413	4,615
	1,821,700	1,318,479

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,905,778	$1,337,031

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of (Loss) Income

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands, except per share information) (Unaudited)	2023	2022	2023	2022

Revenue (Note 15)	$49,425	$33,754	$152,285	$107,999

Cost of sales
Cost of sales excluding depletion	6,805	3,217	28,177	9,972
Depletion	16,811	10,817	48,479	35,481
Gross profit	25,809	19,720	75,629	62,546

General administration costs (Note 11)	4,440	3,627	15,296	11,084
Business development costs (Note 11)	991	694	3,346	1,932
Impairment charges (Note 4)	27,107	—	27,107	—
Expected credit losses (Note 12)	974	—	974	—
Sustainability initiatives	206	255	428	638
Operating (loss) income	(7,909)	15,144	28,478	48,892

(Loss) gain on disposition of mineral interests (Note 8)	—	—	(1,000)	2,099
(Decrease) increase in fair value of financial assets (Note 7)	(798)	(307)	1,901	(4,799)
Finance costs, net	(539)	(262)	(3,117)	(1,241)
Foreign currency translation loss	(327)	(136)	(275)	(289)
Other expenses	(1,664)	(705)	(2,491)	(4,230)

(Loss) earnings before income taxes	(9,573)	14,439	25,987	44,662
Income tax recovery (expense)	3,532	(1,624)	540	(5,036)
Net (loss) earnings	$(6,041)	$12,815	$26,527	$39,626

(Loss) earnings per share (Note 13)
Basic	$(0.03)	$0.08	$0.13	$0.25
Diluted	$(0.03)	$0.08	$0.13	$0.25

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands) (Unaudited)	2023	2022	2023	2022

Operating activities
Net (loss) earnings	$(6,041)	$12,815	$26,527	$39,626
Adjustments for the following items:
Depletion of mineral interests	16,811	10,817	48,479	35,481
Non-cash cost of sales related to prepaid gold interests	1,728	—	12,209	—
Amortization	93	93	277	282
Impairment charges (Note 4)	27,107	—	27,107	—
Expected credit losses (Note 12)	974	—	974	—
Loss (gain) on disposition of mineral interests (Note 8)	—	—	1,000	(2,099)
(Increase) decrease in fair value of financial assets (Note 7)	798	307	(1,901)	4,799
Stock-based compensation expense	841	784	2,629	2,521
Income tax expense (recovery)	(3,532)	1,624	(540)	5,036
Finance and other costs, net	(399)	998	3,441	2,752
Operating cash flow before working capital and taxes	38,380	27,438	120,202	88,398
Income taxes paid	(2,531)	(1,568)	(5,614)	(5,053)
Change in working capital	901	(514)	1,906	(1,690)
Operating cash flow	36,750	25,356	116,494	81,655

Investing activities
Acquisition of mineral interests (Note 4 and Note 8)	(19,995)	—	(183,592)	(14,562)
Proceeds on disposition of mineral interests	—	—	1,700	4,500
Proceeds on sale of investments	—	—	—	6,258
Acquisition of loans receivables	(3,334)	—	(20,667)	(2,357)
Acquisition of investments	—	(4,800)	(741)	(4,800)
Net cash used in investing activities	(23,329)	(4,800)	(203,300)	(10,961)

Financing activities
Proceeds from long-term debt (Note 10)	15,000	—	130,000	—
Repayments of long-term debt (Note 10)	(15,000)	—	(65,000)	—
Proceeds from exercise of stock options and warrants (Note 14)	—	—	17,203	—
Normal course issuer bid purchase of common shares (Note 14)	(3,234)	(1,759)	(16,309)	(2,090)
Dividends paid (Note 14)	(10,594)	(7,797)	(30,736)	(22,619)
Repayments and interest on lease obligation	(102)	(97)	(325)	(263)
Payments of interest on long-term debt	(1,520)	(536)	(4,737)	(1,518)
Debt issue costs and other	—	(1,844)	—	(1,844)
Net cash (used in) from financing activities	(15,450)	(12,033)	30,096	(28,334)
Effect of exchange rate changes on cash and cash equivalents	(66)	(251)	(45)	(329)
(Decrease) Increase in cash and cash equivalents during the period	(2,095)	8,272	(56,755)	42,031
Cash and cash equivalents at beginning of the period	16,438	74,431	71,098	40,672
Cash and cash equivalents at end of the period	$14,343	$82,703	$14,343	$82,703

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings	Other Equity and Reserves	Total

At January 1, 2022	156,036,737	$1,253,013	$40,298	$1,311	$1,294,622

Normal course issuer bid purchase of common shares	(178,004)	(1,360)	(730)	—	(2,090)
Stock-based compensation expense	—	—	—	2,521	2,521
Net earnings	—	—	39,626	—	39,626
Dividends	—	—	(22,619)	—	(22,619)
Balance at September 30, 2022	155,858,733	$1,251,653	$56,575	$3,832	$1,312,060

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	256,799	494	—	—	494
Normal course issuer bid purchase of common shares	(1,146,120)	(9,205)	(7,104)	—	(16,309)
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Stock-based compensation expense	—	—	—	2,629	2,629
Net earnings	—	—	26,527	—	26,527
Dividends	—	—	(30,736)	—	(30,736)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Issuance of shares from exercise of warrants	1,800,000	24,336	—	(7,938)	16,398
Automatic Share Purchase Plan (Note 14)	—	—	—	(1,540)	(1,540)
Balance at September 30, 2023	201,693,662	$1,756,930	$52,357	$12,413	$1,821,700

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

1.Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and nine months ended September 30, 2023 and 2022 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Mexico, Mongolia, Peru, South Africa and the United States.

2.Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2022 and 2021 (“2022 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3 to the 2022 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2023 that had a material impact to the Company’s financial statements as at September 30, 2023. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on November 7, 2023.

3.Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2022 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2022 Annual Financial Statements.

Accounting for the acquisition of Maverix Metals Inc.

Management determined that the Company’s acquisition of Maverix Metals Inc. ("Maverix") (Note 4), which owned a portfolio of stream, royalty and other interests, did not meet the definition of a business combination under IFRS 3 – Business Combinations. The acquisition included amounts receivable, mineral interests, financial assets, loans receivable and liabilities. Streams and royalties are standard contractual entitlements and Triple Flag can continue to utilize its existing processes to manage royalty receipts. Accordingly, the acquisition was accounted for as the purchase of individual assets and liabilities in accordance with relevant IFRS standards (IAS 16 – Property, Plant and Equipment, IFRS

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

9 – Financial Instruments, IAS 37 – Provisions, Contingent Liabilities and Contingent Assets). The identifiable assets and liabilities acquired were measured at their relative fair values at the date of acquisition. The determination of the relative fair values required management to make assumptions and estimates on a number of factors, including future production profiles, metal prices, discount rates, and exchange rates.

Impairment

As at September 30, 2023, the Company identified indicators of impairment for the Renard stream and Beaufor royalty interests. As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the condensed interim consolidated statements of (loss) income. Refer to Notes 4 and 8 for additional disclosures.

4.Key developments

a. Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% net smelter returns (“NSR”) royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16,608. The additional royalty interest was recorded as mineral interest.

b. Impairment charges

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each cash-generating unit (“CGU”) are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”), which is generally calculated using an estimate of future discounted cash flows. Impairment charges are included in the ‘‘Impairment charges’’ line within the condensed interim consolidated statements of (loss) income.

Loans receivable and receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment charges within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

i.	Renard

During the three months ended September 30, 2023, the Renard mine, operated by the Stornoway Diamond Corporation (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

an impairment analysis for the Renard stream in accordance with IAS 36 Impairment of Assets, and for the Bridge Financing under IFRS 9 Financial Instruments.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios.

On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil as at September 30, 2023, resulting in a total impairment charge of $20,168.

ii.	Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor Mine, suspended its operations at the Beaufor Mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor Mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6,836.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor Mine, now exceeding twelve months, coupled with the market activity and financial position of Monarch disclosed in their 2023 consolidated financial statements, which was released on September 28, 2023, is a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

On November 3, 2023, Monarch announced that one of its creditors, Investissement Québec (“IQ”), had provided notice of its intention to exercise certain rights in respect of the security for its loans totaling C$10,086 to Monarch.  IQ’s loans are secured by all assets of Monarch.

As a result, Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6,836.

c. Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou mine in Côte d’Ivoire, operated by Allied Gold Corp (“Agbaou Royalty”). The Agbaou royalty provides Triple Flag with an entitlement to 2.5% of net smelter returns from future production at the Agbaou mine. Triple Flag acquired the Agbaou Royalty for a total consideration of $15,463 of which $13,500 was paid in cash and remaining paid through in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

d.Acquisition of Maverix Metals Inc.

January 19, 2023
Cash and cash equivalents	$4,080
Amounts receivable	5,869
Inventory	1,261
Financial assets	47,494
Mineral interests	587,817
Loan receivable	10,231
Amounts payable and other liabilities	(11,133)
Lease obligation	(460)
Income tax payable	(351)
Total assets acquired, net of liabilities assumed	$644,808

Number of Triple Flag shares issued to Maverix shareholders	45,097,390
Value of Triple Flag shares issued to Maverix shareholders	491,111
Cash consideration paid to Maverix shareholders	86,666
Cash paid to retire Maverix credit facility	46,608
Maverix share options exchanged for Triple Flag replacement share options[1]	6,709
Maverix warrants exercisable for 1,800,000 Triple Flag shares	7,938
Transaction costs	5,776
Purchase consideration	$644,808

[1]	Valued using Black Scholes.

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration does not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) the restricted share units (“RSUs”) of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants (the “Maverix Warrants”) (5,000,000 Maverix share warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag Share. The Maverix Warrants were exercised on April 12, 2023. In connection with the closing, Triple Flag paid $86,666, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5,776 of transaction costs. The transaction was recorded during the first quarter of 2023. Following the completion of the acquisition, Maverix Metals Inc. became a wholly-owned subsidiary of Triple Flag.

The transaction was accounted for as an asset acquisition on January 19, 2023, with mineral interests of $587,817. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

interests and loans receivable of approximately $68,935, amounts payable and other liabilities, lease liabilities and income tax payable of $11,944. The other liabilities included change of control payments under the terms of Maverix’s employment agreements.

5.Amounts receivable and prepaid expenses

As at	September 30, 2023	December 31, 2022
Royalties receivable	$11,911	$7,510
Other receivables	2,393	551
Prepaid expenses	1,752	1,306
Sales tax recoverable	79	236
Total amounts receivable and prepaid expenses	$16,135	$9,603

Royalties receivable represent amounts that are generally collected within 45 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

6.Loans receivable

As at	September 30, 2023	December 31, 2022
Loan Receivable - Elevation Gold[1]	$17,731	$—
Loan Receivable - Nevada Copper[2]	12,134	—
Convertible Debenture - Excelsior Mining[3]	1,597	—
Bridge Financing - Stornoway Diamonds[4]	—	11,096
Total Loans receivable	$31,462	$11,096
Provision for expected credit losses	(974)	—
Net Loans receivable	30,488	11,096
Current portion	2,250	—
Loans Receivable - Long-term	$28,238	$11,096

[1]

In conjunction with the acquisition of Maverix, Triple Flag acquired a loan receivable from Elevation Gold (“Elevation”) and subsequently provided an additional $2,000 loan during the first quarter of 2023. On May 15, 2023, Triple Flag entered into an amended and restated loan agreement with Elevation and subsequently provided an additional $5,500 loan during the second quarter of 2023. Under the terms of the amended and restated agreement, interest accrues at an interest rate of 10% per annum, payable quarterly. A $1,500 principal payment is due on or before December 15, 2023, with subsequent principal payments of $250 due quarterly until December 15, 2024. The balance of principal payable is due on or before February 28, 2025.

[2]

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended on October 28, 2022, to provide for a new tranche of up to $25,000. The Company funded $2,500 on each of February 22, 2023 and March 13, 2023, respectively. Pursuant to the binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala Investments Limited and Mercuria Energy Holdings (Singapore) Pte. Ltd, Triple Flag funded an additional $3,333 to Nevada Copper during the second quarter of 2023. During the third quarter of 2023, Triple Flag funded an additional $3,333, the last of its commitments under the financing package. The loan carries interest at SOFR plus an adjustment spread and a fixed margin, at the time funds were advanced. The loan matures on July 31, 2029 and can be repaid prior to maturity with no penalty.

[3]

On February 9, 2023, Triple Flag invested $1,500 in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior Shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

[4]

Represents a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway and certain of its subsidiaries. The loan receivable was written off during the three months ended September 30, 2023, resulting in an impairment charge of $11,720 (Note 4).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

7.Financial assets

As at	September 30, 2023	December 31, 2022
Prepaid gold interests - Auramet Capital Partners[1]	$40,818	$—
Investments[2]	6,165	5,372
Prepaid gold interests - Steppe Gold[3]	—	4,534
Total financial assets	$46,983	$9,906
Financial assets – current	13,883	9,906
Financial assets – long-term	$33,100	$—

[1]

On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On and after ten years and 50,000 ounces of gold have been delivered (since inception), Auramet shall have the option to terminate the stream for a cash payment of $5,000 less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces to be delivered as of September 30, 2023 is 38,750 ounces of gold.

[2]

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of the public equity investments is classified as level 1 of the fair value hierarchy because the main valuation inputs used are quoted prices in active markets, the fair value of the warrants is classified as level 2 because one or more of the significant inputs are based on observable market data, and the fair value of the private equity investments is classified as level 3 of the fair value hierarchy because the relevant observable inputs are not available. Refer to Note 12 for additional details.

[3]

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4,800 to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold that were delivered by Steppe Gold in 8 monthly deliveries. The final delivery was made in May 2023.

The change in fair value of financial assets for the three months ended September 30, 2023 was $798 loss (2022: $307 loss), and for the nine months ended September 30, 2023 was $1,901 gain (2022: $4,799 loss).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

8.Mineral interests

September 30, 2023	Mineral Streams	Royalties	Total (1)
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions (2)	76,700	544,803	621,503
Disposals(3)	—	(3,000)	(3,000)
As at September 30, 2023	$1,357,954	$827,660	$2,185,614

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(33,231)	(15,248)	(48,479)
Impairment charges (4)	(8,448)	(6,836)	(15,284)
As at September 30, 2023	$(325,774)	$(76,929)	$(402,703)
Carrying value	$1,032,180	$750,731	$1,782,911

December 31, 2022	Mineral Streams	Royalties	Total (1)
Cost
As at January 1, 2022	$1,277,091	$234,476	$1,511,567
Additions (5)	4,163	53,782	57,945
Disposals(6)	—	(2,401)	(2,401)
As at December 31, 2022	$1,281,254	$285,857	$1,567,111

Accumulated depletion and impairments
As at January 1, 2022	$(244,506)	$(41,828)	$(286,334)
Depletion	(39,589)	(9,417)	(49,006)
Impairment charges (7)	—	(3,600)	(3,600)
As at December 31, 2022	$(284,095)	$(54,845)	$(338,940)
Carrying value	$997,159	$231,012	$1,228,171

1.	Includes $1,177,847 (2022: $1,036,220) of depletable mineral interest and $605,064 (2022: $191,951) of non-depletable mineral interest.
2.	Reflects acquisition of Maverix, including transaction costs that have been capitalized during the first quarter of 2023. Triple Flag acquired the Agbaou royalty in the second quarter of 2023 for $15,463 (refer to Note 4) and funded an additional $3,667 for the Clean Air Metals royalty. During the third quarter of 2023, Triple Flag acquired an additional 2.65% NSR royalty on the Stawell gold mine for $16,608 (refer Note 4) and funded part of the Gross Revenue royalty on the Prieska Copper Zinc Project in South Africa, operated by Orion Minerals Ltd. Funding and transaction costs of $3,553, have been capitalized.
3.	Reflects the Eastern Borosi royalty buy-down in the second quarter of 2023, which resulted in a loss of $1,000.
4.	Reflects impairment charges taken for the Renard stream ($8,448) and the Beaufor royalty ($6,836). Refer to Note 4.
5.	Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor royalty, and Sofia royalty. Transaction costs incurred to date have been capitalized.
6.	Reflects Talon royalty buy-down in 2022, which resulted in a gain of $2,099.
7.	Reflects impairment charge taken for the Beaufor royalty in 2022.

Significant cash flowing mineral interests acquired as part of the Maverix acquisition includes (see Note 4):

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

La Colorada

La Colorada mine is a long life underground polymetallic mine located in Mexico. Under the stream agreement with Pan American Silver, operator of La Colorada mine, the Company receives 100% of the gold produced from the mine with an ongoing payment of $650 per ounce of gold. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $22,500, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 18 years.

El Mochito

El Mochito is a mine located in north-western Honduras. Under the stream arrangement with Kirungu, the operator of El Mochito mine, the Company receives 25% of the silver produced from the mine with an ongoing payment of 25% of spot silver price. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $24,300, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 9 years.

Beta Hunt

Beta Hunt mine is located in the prolific Kambalda mining district, located 600km from Perth, Western Australia. As part of the royalty agreement with Karora Resources, operator of Beta Hunt, the Company holds a 3.25% GRR and 1.5% NSR royalty on gold and 1.5% NSR royalty on nickel. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $46,400, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, long term consensus prices and an estimated mine life of 8 years.

Camino Rojo

Camino Rojo is a gold and silver open-pit oxide heap leach mine located in Mexico. As part of the royalty agreement with Orla Mining, operator of Camino Rojo, the Company holds a 2.0% NSR royalty. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $27,400, which was determined using a discounted cash flow model. Key assumptions used in the analysis were 5% discount rate, long term consensus prices and an estimated mine life of 10 years.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

9.Other assets

As at	September 30, 2023	December 31, 2022
Deferred charges - Credit Facility[1]	$1,933	$2,445
Right-of-use asset[2]	1,625	1,811
Leasehold improvements, furniture and fixtures	201	291
Total other assets	$3,759	$4,547

[1]	Represents costs associated with the issuance and amendment of the Credit Facility. These costs are being amortized as a component of interest over the life of the Credit Facility.
[2]	Represents the asset recognized under IFRS 16. It relates to a lease entered into by the Company and is being amortized over the remaining life of the lease.

10.Long-term debt

As at
Long-term debt – January 1, 2023	$—
Revolving Credit Facility drawdown	130,000
Repayments	(65,000)
Long term debt - September 30, 2023	$65,000

Revolving Credit Facility

On September 22, 2022, the Company extended the maturity of the $500,000 Credit Facility by four years, with a new maturity date of August 30, 2026 (the “Credit Facility”), and increased the uncommitted accordion from $100,000 to $200,000, for a total availability of up to $700,000.

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of: (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2022: 0.75% and 1.75% per annum) depending on the Company’s leverage ratio; or
●	Term benchmark loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2022: SOFR, plus 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

Finance costs, net for the three months ended September 30, 2023 were $539 (2022: $262) and for the nine months ended September 30, 2023 were $3,117 (2022: $1,241), including amortization of debt issuance costs and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including leverage ratios, as well as certain non-financial requirements. As at September 30, 2023, all such ratios and requirements were met.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

11.Operating expenses by nature1

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Employee costs [2,3]	$3,499	$2,579	$11,483	$8,009
Office, insurance and other expenses	1,148	1,002	3,607	2,780
Professional services [3]	691	647	3,275	1,945
Amortization	93	93	277	282
Total operating expenses	$5,431	$4,321	$18,642	$13,016

[1]	Includes general administration costs and business development costs.
[2]	Includes share-based compensation expense of $1,140 for the three months ended September 30, 2023 (2022: $1,110) and $4,007 for the nine months ended September 30, 2023 (2022: $3,676).
[3]	Certain costs have been presented within business development costs due to their nature.

12.Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses), financial assets (including investments and prepaid gold interests), loans receivable, amounts payable and other liabilities, lease obligations and long-term debt. The cash and cash equivalents balance as at September 30, 2023 consists of cash on deposit with major Canadian and U.S. banks in interest-bearing accounts totaling $14,343.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as fair value through profit or loss:

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost which are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding sales taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $14,304 as at September 30, 2023 (December 31, 2022: $8,061).

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and the days past due.

The expected credit loss for the loan receivables is measured based on the general approach. On September 30, 2023, Triple Flag recorded a provision for expected credit loss against its loan receivables of $974. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expect

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors, amongst others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepayments), cash and cash equivalents, financial assets (including investments and prepaid gold interests), loans receivable, amounts payable and other liabilities, lease obligations and long-term debt approximate their fair value. Financial assets and financial liabilities as at September 30, 2023 and December 31, 2022 were as follows:

		Financial Assets at	Financial Liabilities at
As at September 30, 2023	FVTPL	amortized cost	amortized cost
Cash and cash equivalents	$—	$14,343	$—
Amounts receivable [1]	—	14,304	—
Financial assets	46,983	—	—
Loans receivable	—	30,488	—
Amounts payable, other liabilities and lease obligation	—	—	10,549
Long-term debt	—	—	65,000
Total	$46,983	$59,135	$75,549

		Financial Assets at	Financial Liabilities at
As at December 31, 2022	FVTPL	amortized cost	amortized cost
Cash and cash equivalents	$—	$71,098	$—
Amounts receivable [1]	—	8,061	—
Financial assets	9,906	—	—
Loans receivable	—	11,096	—
Amounts payable, other liabilities and lease obligation	—	—	13,237
Total	$9,906	$90,255	$13,237

[1]	Excluding sales taxes and prepaid expenses

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

13.Earnings (loss) per share - basic and diluted

	For the three months ended September 30,
	2023		2022
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$(6,041)	$(6,041)	$12,815	$12,815
Weighted average shares outstanding	201,839,092	201,839,092	155,970,318	155,970,318
Earnings (loss) per share	$(0.03)	$(0.03)	$0.08	$0.08

	For the nine months ended September 30,
	2023		2022
	Basic	Diluted	Basic	Diluted
Net (loss) earnings	$26,527	$26,527	$39,626	$39,626
Weighted average shares outstanding	198,589,730	198,814,120	156,003,665	156,003,665
Earnings (loss) per share	$0.13	$0.13	$0.25	$0.25

14.Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. As at September 30, 2023, the share capital comprises 201,693,662 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2021	156,036,737	$1,253,013
Normal course issuer bid purchase of common shares	(351,144)	(2,819)
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	494
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,146,120)	(9,205)
Balance at September 30, 2023	201,693,662	$1,756,930

[1]	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

Normal Course Issuer Bid and Automatic Share Purchase Plan

In November 2022, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 2,000,000 of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2023. Daily purchases on the TSX will be limited to 9,186 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2022 to October 31, 2022 (being 36,744 common shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. For the three and nine months ended September 30, 2023, the Company purchased 234,474 and 1,146,120, respectively of its common shares under the NCIB for $3,234 and $16,309,

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

respectively. Under our current NCIB, Triple Flag may purchase a remaining 684,858 common shares out of the authorized total of 2,000,000.

On September 30, 2023, in connection with the NCIB, the Company entered into an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of its common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. On September 29, 2023, the Company instructed the designated broker to make purchases under the ASPP during the period between October 2, 2023 to November 9, 2023. The Company has recorded a liability of $1,540 reflecting the obligation to purchase shares under ASPP as at September 30, 2023.

Dividends

For the three and nine months ended September 30, 2023, the Company declared and paid dividends in United States dollars totaling $10,594 (2022: $7,797) and $30,736 (2022: $22,619), respectively. For the three and nine months ended September 30, 2023, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (“DRIP”).

15.Revenue

Revenue is comprised of the following:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Streaming Interests
Silver	$18,436	$10,605	$54,975	$39,159
Gold	17,244	12,429	56,529	37,092
Other[1]	1,710	2,544	6,037	7,635
Royalty Interests	12,035	8,176	34,744	24,113
Total revenue	$49,425	$33,754	$152,285	$107,999

[1]	Consists of diamonds and copper

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

Stream and royalty interest revenues were mainly earned from the following mineral interests:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Streaming Interests
Cerro Lindo	$10,563	$8,024	$32,550	$30,426
Northparkes	7,559	5,351	21,754	18,561
Altan Tsagaan Ovoo	4,130	5,183	15,857	10,799
RBPlat	3,148	3,027	9,185	10,636
Buriticá	3,029	1,449	8,646	5,084
Moss	2,340	—	8,286	—
Auramet	2,358	—	7,208	—
Renard	1,710	2,348	5,834	6,978
Other[2]	2,553	196	8,221	1,402
	$37,390	$25,578	$117,541	$83,886

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Royalty Interests
Fosterville	$3,108	$3,486	$8,144	$12,073
Beta Hunt	2,328	—	7,015	—
Young-Davidson	1,319	1,266	3,888	4,202
Camino Rojo	1,079	—	3,118	—
Florida Canyon	1,554	—	2,979	—
Other[3]	2,647	3,424	9,600	7,838
	12,035	8,176	34,744	24,113
Total revenue	$49,425	$33,754	$152,285	$107,999

[2]	Includes revenue from El Mochito, Gunnison, La Colorada and Pumpkin Hollow.
[3]	Includes revenue from Dargues, Eagle River, Hemlo, Henty and Stawell and other royalties, including royalties acquired pursuant to the Maverix acquisition.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise indicated, except share and per share information)

16.Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metal and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and related interests and royalties are determined by the location of the mining operations giving rise to the stream and related interests or royalties.

For the three and nine months ended September 30, 2023 and 2022, stream and royalty revenues were mainly earned from the following jurisdictions:

Revenue by Geography

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Australia[1]	$14,367	$10,519	$41,268	$36,149
Peru[2]	10,563	8,024	32,852	30,426
United States[3]	6,252	196	18,676	1,402
Mongolia[4]	4,130	5,183	15,857	10,799
Canada[5]	3,789	5,356	11,631	13,503
South Africa[4]	3,148	3,027	9,185	10,636
Colombia[4]	3,029	1,449	8,646	5,084
Mexico[6]	2,131	—	8,034	—
Other[7]	2,016	—	6,136	—
Total revenue	$49,425	$33,754	$152,285	$107,999

[1]

Includes revenue from streams for the three months ended September 30, 2023 of $7,559 (2022: $5,351) and nine months ended September 30, 2023 of $21,754 (2022: $18,561), revenue from royalties for the three months ended September 30, 2023 of $6,808 (2022: $5,168) and nine months ended September 30, 2023 of $19,514 (2022: 17,588).

[2]

Includes revenue from streams for the three months ended September 30, 2023 of $10,563 (2022: $8,024) and nine months ended September 30, 2023 of $32,550 (2022: $30,426), revenue from royalties for the three months ended September 30, 2023 of $nil (2022: nil) and nine months ended September 30, 2023 of $302 (2022: nil).

[3]

Includes revenue from streams for the three months ended September 30, 2023 of $4,698 (2022: $196) and nine months ended September 30, 2023 of $15,697 (2022: $1,402), revenue from royalties for the three months ended September 30, 2023 of $1,554 (2022: nil) and nine months ended September 30, 2023 of $2,979 (2022: nil)

[4]	All revenue are from streams
[5]

Includes revenue from streams for the three months ended September 30, 2023 of $1,710 (2022: $2,348) and nine months ended September 30, 2023 of $5,834 (2022: $6,978), revenue from royalties for the three months ended September 30, 2023 of $2,079 (2022: $3,008) and nine months ended September 30, 2023 of $5,797 (2022: $6,525)

[6]

Includes revenue from streams for the three months ended September 30, 2023 of $1,166 (2022: nil) and nine months ended September 30, 2023 of $3,821 (2022: nil), revenue from royalties for the three months ended September 30, 2023 of $965 (2022: nil) and nine months ended September 30, 2023 of $4,213 (2022: nil).

[7]

Includes revenue from streams for the three months ended September 30, 2023 of $1,387 (2022: nil) and nine months ended September 30, 2023 of $4,197 (2022: nil), revenue from royalties for the three months ended September 30, 2023 of $629 (2022: nil) and nine months ended September 30, 2023 of $1,939 (2022: nil).